Exhibit 99.1

Mountain Province Diamonds Announces Production Results for the Fourth Quarter ended December 31, 2016 and Completion of First Diamond Sale

Shares Issued and Outstanding: 160,068,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Jan. 26, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announced the production results for the fourth quarter ended December 31, 2016 from the Gahcho Kué Diamond Mine together with the completion of the Company's first diamond sale held between January 16 and 25 in Antwerp, Belgium.

The total mining of waste and ore from the 5034 open pit for the twelve months to December 31, 2016 was approximately 22.5 million tonnes with approximately 70,000 tonnes of ore stockpiled at yearend.

Ramp-up production at Gahcho Kué commenced ahead of schedule on August 1, 2016. During the period from August 1 to December 31, 2016 the Gahcho Kué mine processed 515,000 tonnes of kimberlite recovering 862,000 carats for an average grade of 1.67 carats per tonne. During the fourth quarter of 2016 the plant processed approximately 412,000 tonnes of ore and produced 697,000 carats on a 100 percent basis, of which the Company's 49 percent share is approximately 341,000 carats.

Mountain Province President and CEO Patrick Evans commented: "Commissioning ramp up from August to early December went smoothly. Extremely cold conditions during December impacted the mine's conveyor systems, but the mining and processing progressed satisfactorily. Winterization measures to address the conveyor issues are well underway with commercial production now expected to be achieved by the end of the current quarter."

Mountain Province today also reported the results of the Company's first diamond sale. A total of approx. 49,420 carats were sold for proceeds of approx. US$6.27 million representing an average price of approx. US$127 per carat.

Approximately 75 percent of the parcels offered were sold. The balance, which represent smaller, predominantly brown and lower quality diamonds, were withdrawn due either to no bids being received or unacceptably low bids. This is principally a consequence of a decline in demand for smaller, lower quality diamonds, due in large part to liquidity restrictions caused by demonetization in India. The diamonds sold should not be taken as representative of the longer term realized diamond price profile.

Mr. Evans commented: "Our first diamond sale was well attended with 96 companies bidding for individual parcels. The introduction to the market of first production from a new mine is a price discovery exercise with buyers naturally cautious. As our production volumes increase and the market becomes more familiar with our diamonds, we expect interest to grow. The level of demand for our smaller lower-quality diamonds was disappointing, but we expect improvements as Indian liquidity issues abate."

The Company's next sale is scheduled to commence on February 20, 2017, and will occur once every five weeks thereafter.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.88 million tonnes grading 1.57 carats per tonne for total diamond content of 54.64 million carats.

Gahcho Kué is the world's largest and highest grade new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement: This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

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For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562

CO: Mountain Province Diamonds Inc.

CNW 08:03e 26-JAN-17